SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)1

Integrated Silicon Solution, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45812P107

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd., Suite 810

Los Angeles, CA   90025

310-966-1445

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box.:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45812P107	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 2,112,962
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,112,962
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,112,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 36,658,000 shares of Common Stock outstanding at September 25, 2007, as reported in a September 25, 2007 press release of Integrated Silicon Solution, Inc. (the “Issuer”).

CUSIP No. 45812P107	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,112,962[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,677,099[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,112,962[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,677,099[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,585,061[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 2,112,962 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 1,677,099 shares of Common Stock held by its investment advisory clients, 1,472,099 of which are held by investment advisory accounts indirectly affiliated with Riley Investment Partners Master Fund, L.P. or Mr. Riley.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 36,658,000 shares of Common Stock outstanding at September 25, 2007, as reported in a September 25, 2007 press release of Integrated Silicon Solution, Inc. (the “Issuer”).

CUSIP No. 45812P107	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 201,115[1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 201,115[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%[2]
14	TYPE OF REPORTING PERSON* BD

———————

1

B. Riley & Co., LLC has shared voting and dispositive power over 201,115 shares of Common Stock held by a managed account with which it is indirectly affiliated.

2

Based on 36,658,000 shares of Common Stock outstanding at September 25, 2007, as reported in a September 25, 2007 press release of Integrated Silicon Solution, Inc. (the “Issuer”).

CUSIP No. 45812P107	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 125,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 125,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%[1]
14	TYPE OF REPORTING PERSON* EP

———————

1

Based on 36,658,000 shares of Common Stock outstanding at September 25, 2007, as reported in a September 25, 2007 press release of Integrated Silicon Solution, Inc. (the “Issuer”).

CUSIP No. 45812P107	13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,237,962[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,693,215[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,237,962[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,693,215[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,726,177[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,112,962 shares held by Riley Investment Partners Master Fund, L.P.  Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 125,000 shares held by B. Riley & Co. Retirement Trust.

2

Riley Investment Management LLC has shared voting and dispositive power over 1,677,099 shares of Common Stock held by investment advisory clients of Riley Investment Management LLC, 1,472,099 of which are held in accounts indirectly

CUSIP No. 45812P107	13D	Page 7

affiliated with Riley Investment Partners Master Fund, L.P. or Mr. Riley.   Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial interest in the non-affiliated shares.  B. Riley & Co., LLC has shared voting and dispositive power over 201,115 shares of Common Stock held in a managed account, with which it is indirectly affiliated.   Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.   Mr. Riley also holds 815,001 shares of Common Stock in a joint account with his spouse and has shared voting and investment power over the shares in the joint account.

3

Based on 36,658,000 shares of Common Stock outstanding at September 25, 2007, as reported in a September 25, 2007 press release of Integrated Silicon Solution, Inc. (the “Issuer”).

CUSIP No. 45812P107	13D	Page 8

Item 2 as previously is amended and restated as follows:

 (a)(i)

Riley Investment Management LLC (Delaware limited liability company)

Riley Investment Partners Master Fund, L.P. (a Cayman Islands limited partnership)

Mr. Bryant R. Riley (individual residing in California)

(ii)

B. Riley & Co., LLC (Delaware limited liability company)

B. Riley & Co. Retirement Trust

(b) (i)

11100 Santa Monica Blvd., Suite 810

Los Angeles, CA 90025

(b) (ii)

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(c)

Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), an SEC registered investment adviser.  RIM is the investment adviser to and general partner of Riley Investment Partners Master Fund, L.P. (“RIP”).  Mr. Riley is the sole indirect equity owner of B. Riley & Co., LLC (“BRC”), a FINRA member broker-dealer. Mr. Riley is a trustee of the B. Riley & Co. Retirement Trust (“BRCRT”). Mr. Riley, RIM and RIP are located at the address specified in (b)(i) above. BRC and BRCRT are located at the address specified in (b)(ii) above.

(d)

N/A

(e)

N/A

(f)

United States

Item 4.

Purpose of the Transaction

Item 4 is amended to add the following information:

On November 28, 2007, the Reporting Persons entered into a letter agreement with the Issuer (the “Letter Agreement”).  In the Letter Agreement, the Issuer informed the Reporting Persons that it planned to purchase up to $70 million of its common stock in a “fixed price” tender offer at $7.00 per share pursuant to tender offer materials to be filed with the Securities and Exchange Commission no later than December 7, 2007.  Pursuant to the Letter Agreement, effective upon the closing of the tender offer where the Issuer has purchased and paid for all shares tendered at $7.00 up to $70 million, Mr. Riley and Mr. Keating would resign from the Issuer’s Board of Directors.  The Reporting Persons also agreed to enter in the standstill agreement described below.  Upon the closing of the tender offer, the letter agreement between the Reporting Persons dated August 28, 2006, as amended, would terminate.   A copy of the Letter Agreement is attached as Exhibit A and this description is qualified in its entirety by the Letter Agreement.

Pursuant to the Standstill Agreement, for the period beginning with the effective date of the Standstill Agreement and ending on the date that proxies for the 2011 annual meeting are first solicited by the Issuer (or March 31, 2011, if earlier), the Reporting Persons agreed, among other things not to :  (1) acquire, offer to acquire or agree to acquire (or encourage or suggest any third party to do so) any material amount of assets of the Issuer or subsidiary or division or successor or controlling person of the foregoing; (2) acquire, offer to acquire (or encourage or suggest any third party to do so) or agree to acquire voting securities of the Issuer or rights to acquire voting securities of the Issuer or any of its subsidiaries such that the Reporting Persons hold in excess of the sum of 1% of the outstanding voting securities plus the percentage of securities beneficially held in the aggregate by the Reporting Persons

CUSIP No. 45812P107	13D	Page 9

immediately after the tender offer closing; (3) make or participate (or encourage a third party to do so) in any solicitation of proxies to vote or seek to advise or influence any person or entity with respect to the voting of any of the Issuer’s voting securities with respect to enumerated items, including extraordinary transactions, material changes in board or management composition, opposition of persons nominated by the Issuer’s nominating committee, material changes in the Company’s capital structure or business, or other actions to seek to control or influence the Issuer’s management, board or policies; (4) in connection with the foregoing, to form, join or participate in a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934; (5) take action that could reasonably be expected to require the Issuer to make a public announcement regarding the possibility of the foregoing events; or (6) request the Issuer or its affiliates in any public manner to amend or waive the standstill provisions.  The Standstill Agreement will become effective upon the closing of the tender offer approved by the Issuer’s Board on November 27, 2007 to purchase up to $70 million of its common stock where the Issuer has purchased and paid for all shares tendered at $7.00 pursuant to the tender offer materials.  A copy of the Standstill Agreement is attached as Exhibit B and this description is qualified in its entirety by the Standstill Agreement.

Item 5.

Interest in Securities of the Issuer

Item 5(c) is amended to add the following information:

On October 16, 2007, in connection with a liquidation of an account of an investment advisory client of RIM, another investment advisory client purchased 182,845 shares of common stock at a per share price of $5.86.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to add the following information:

The Issuer and the Reporting Persons entered into a Letter Agreement and Standstill Agreement, as described in Item 4 above.  The descriptions of the Letter Agreement and the Standstill Agreement are qualified in their entirety by reference to Exhibit A and Exhibit B, respectively.

Item 7.

Material to be filed as Exhibits

Exhibit A

Letter Agreement, dated November 28, 2007, between the Issuer and the Reporting Persons.

Exhibit B

Standstill Agreement, dated November 28, 2007, between the Issuer and the Reporting Persons.

CUSIP No. 45812P107	13D	Page 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2006

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Partner

B. Riley & Co., LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

By:	/s/ Bryant R. Riley
Bryant R. Riley

EXHIBIT A

November 28, 2007

Bryant R. Riley

Riley Investment Management LLC

11000 Santa Monica Boulevard

Suite 810

Los Angeles, CA 90025

Re:

Integrated Silicon Solution, Inc. (“ISSI” or the “Company”)

Dear Bryant:

This letter is intended to reflect our recent discussions.  To confirm your agreement to the matters herein, please sign and return this letter to me.

1)  As approved by the ISSI Board of Directors on November 27, 2007, the Company plans to purchase up to $70.0 million of its common stock in a “fixed price” tender offer at $7.00 per share (the “Tender Offer”) pursuant to tender offer materials to be filed by the Company with the Securities and Exchange Commission no later than December 7, 2007 (the “Tender Offer Materials”).

2)  Effective upon the closing of the Tender Offer where the Company has purchased and paid for all shares tendered at $7.00 up to $70.0 million (the “Tender Offer Closing”), you and Melvin Keating hereby agree to resign from the Board of Directors of ISSI.  Such resignations will be disclosed in the Tender Offer Materials.

4)  On the date hereof, you will enter into a Standstill Agreement with ISSI in the form attached hereto as Exhibit A which will become effective immediately upon the closing of the Tender Offer.

5)  Upon the Tender Offer Closing, the terms of the letter agreement between you and ISSI dated August 28, 2006, as amended as of November 30, 2006, shall immediately terminate and be of no further force or effect on and after such date.

You and ISSI agree that either party may make the contents of this letter public in order to comply with applicable federal and state securities laws.

Regards,

Integrated Silicon Solution, Inc.

/s/ Jimmy S.M. Lee

Jimmy S.M. Lee, Chairman and CEO

A-1

Accepted and agreed to:

Riley Investment Management LLC

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Managing Member

Riley Investment Partners Master Fund, L.P.

By:	Riley Investment Management, LLC, its
General Partner

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Managing Member

/s/ BRYANT R. RILEY
Bryant R. Riley

B. Riley & Co. Retirement Trust

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Trustee

B. Riley & Co., LLC

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Chairman

Dated:  November 28, 2007

A-2

EXHIBIT B

STANDSTILL AGREEMENT

This STANDSTILL AGREEMENT (this “Agreement”) is made as of November 28, 2007, by and among Integrated Silicon Solution, Inc., a Delaware corporation (“Company”), Riley Investment Management, LLC, a Delaware limited liability company, Riley Investment Partners Master Fund, L.P., a Cayman Islands limited partnership, Bryant R. Riley, B. Riley & Co. Retirement Trust, a California trust, and B. Riley & Co., LLC, a Delaware limited liability company (collectively, the “Holders”).

For and in consideration of the covenants and agreements set forth in that certain letter dated November 28, 2007 from the Company, and countersigned by each of the Holders (the “Letter Agreement”), the Holders agree, on each of their behalf, and on behalf of each of their “affiliates” (as that term is defined in Rule 12b-2 of the rules and regulations promulgated under the Exchange Act (as defined below)) (an “Affiliate”) to take or abstain from taking certain actions, as described in this Agreement.

1.

Standstill.  Each Holder agrees that for a period (“Restricted Period”) commencing with the effective date of this Agreement pursuant to Section 3 and ending on the date that proxies for the Company’s 2011 annual meeting of stockholders are first solicited by the Company (or March 31, 2011, if earlier), neither such Holder nor any Affiliate of such Holder shall, without the prior written consent of the Company:

(a)

acquire, offer to acquire, or agree to acquire, or encourage or suggest to any third party that they acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any material amount of assets of the Company or any subsidiary or division thereof or of any successor or controlling person to the Company or any subsidiary or division thereof;

(b)

acquire, offer to acquire, or agree to acquire, or encourage or suggest to any third party that they acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company or any subsidiary thereof, such that the Holders hold, together, more than the sum of (x) 1% of the outstanding voting securities of the Company (including any such securities held prior to the contact by such Holder or Affiliate of a Holder) and plus (y) the percentage of securities beneficially held in the aggregate by the Holders and their Affiliates immediately after the Tender Offer Closing;

(c)

make, or in any way participate, directly or indirectly, or encourage or suggest to any third party that they make, or in any way participate, in any “solicitation” of “proxies” to vote (as such terms are used in the rules of the Securities and Exchange Commission (“SEC”)), or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company with respect to (i) a transaction described in (a) or (b) above, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any subsidiary or division thereof, (iii) any material change in the present board of directors or management of the Company or any subsidiary or division thereof, including, but not limited to, any plans or proposals to change the number or the term of directors, to remove any director or to fill any existing vacancies on the board, or to change any material term of the employment contract of any executive officer, (iv) the opposition of any person nominated by the Company’s management or nominating committee, (v) any material change in the Company’s capital structure or business, or (vi) any other action to or seek to control or influence the management, Board of Directors or policies of the Company;

(d)

make any public announcement with respect to any matter described in subparagraphs (a), (b) and (c) above;

(e)

form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with any of the foregoing;

(f)

take any action that could reasonably be expected to require the Company to make a public announcement regarding the possibility of any of the events described in clauses (a) through (e) above; or

(g)

request the Company or any of its Affiliates, directly or indirectly, in any public manner to amend or waive any provision of this paragraph (including this subparagraph).

2.

No Restrictions on Providing Research Reports.

(a)

Nothing in this Agreement shall restrict, or be construed to limit, the non-public statements which may be made, or the actions which may be taken, by a Holder or any Affiliate of a Holder in his or her capacity as an investment manager with respect to investment advisory clients of Riley Investment Management LLC.

(b)

Nothing in the Agreement shall restrict, or be construed to limit, the statements which may be made in research reports (or addendums or communications related thereto) of B. Riley & Co., LLC so long as Bryant Riley does not prepare or otherwise participate in the preparation of such research reports or communications.

1.

Effectiveness of Agreement.  This Agreement shall become effective immediately upon the closing of the tender offer as approved by the ISSI Board of Directors on November 27, 2007, to purchase up to $70.0 million of its common stock in a “fixed price” tender offer where the Company has purchased and paid for all shares tendered at $7.00 up to $70.0 million pursuant to tender offer materials to be filed by the Company with the Securities and Exchange Commission no later than December 7, 2007 (the “Tender Offer Closing”).

2.

Successors and Assigns; Waiver and Amendment.  The provisions of this Agreement shall inure to the benefit of and be binding upon the Company, each of the Holders and their respective Affiliates, successors and assigns, including any successor to any Holder or the Company or substantially all of the Company’s assets or business, by merger, consolidation, purchase of assets, purchase of stock or otherwise.  No failure or delay by any party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, and no single or partial exercise of any such right, power or privilege will preclude any other or future exercise thereof or the exercise of any other right, power or privilege under this Agreement.  No provision of this Agreement can be waived or amended except by means of a written instrument that is validly executed on behalf of each of the parties and that refers specifically to the particular provision or provisions being waived or amended.  Any such amendment or waiver by or on behalf of the Company, and any other action that may be taken by or on behalf of the

Company pursuant to this Agreement, shall require the approval of a majority of the authorized members of the Company’s Board of Directors.

3.

Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, and shall be binding upon the parties hereto in the United States and worldwide.

4.

Remedies; Severability.  Each Holder agrees that its obligations hereunder are necessary and reasonable in order to protect the Company and its business, and expressly agrees that monetary damages may be inadequate to compensate the Company for any breach by any of the Holders of any their respective covenants and agreements set forth herein.  Accordingly, each Holder agrees and acknowledges that any such violation or threatened violation may cause irreparable injury to the Company and that, in addition to any other remedies that may be available, in law, in equity or otherwise, the Company shall be entitled to seek injunctive relief against the threatened breach of this Agreement or the continuation of any such breach, without the necessity of proving actual damages.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

5.

Entire Agreement.  This Agreement and the Letter Agreement constitute the entire agreement between the parties hereto and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

6.

Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

INTEGRATED SILICON SOLUTION, INC.

By:	/s/ JIMMY S.M. LEE
Name:	Jimmy S.M. Lee
Title:	Chairman and CEO

RILEY INVESTMENT MANAGEMENT, LLC

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Managing Member

RILEY INVESTMENT PARTNERS MASTER FUND, L.P.

By: Riley Investment Management, LLC, its
General Partner

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Managing Member

/s/ BRYANT R. RILEY
Bryant R. Riley

B. RILEY & CO. RETIREMENT TRUST

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Trustee

B. RILEY & CO., LLC

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Chairman

STANDSTILL AGREEMENT

SIGNATURE PAGE

B-4